# SEC Schedule 13D/A (Amendment No. 9) — Beneficial ownership report by holders of more than 5% of a class

Issuer: APi Group Corporation, CIK 0001796209
CUSIP: 00187Y100
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 1100 Old Highway 8 NW, New Brighton, Minnesota (MN), 55112
Date of event which requires filing of this statement: 12/31/2025
Filed by CIK 0000940603
Persons authorized to receive notices and communications: Mariposa Acquisition IV, LLC, c/o Mariposa Capital, LLC, 500 South Pointe Drive, Suite 240, Miami Beach, Florida (FL), 33139, (786) 482-6333

## Reporting persons
- Sir Martin E. Franklin (CIK 0000940603): type of reporting person: individual (IN); citizenship or place of organization: United Kingdom (X0); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 56,470,049; shared voting power 0; sole dispositive power 33,588,798; shared dispositive power 0; aggregate amount beneficially owned 56,470,049 (12.9% of the class)
- Mariposa Acquisition IV, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 6,137,000; shared voting power 0; sole dispositive power 6,137,000; shared dispositive power 0; aggregate amount beneficially owned 6,137,000 (1.4% of the class)
- MEF Holdings, LLLP (CIK 0001725761): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 24,740,106; shared voting power 0; sole dispositive power 24,740,106; shared dispositive power 0; aggregate amount beneficially owned 24,740,106 (5.7% of the class)
- Brimstone Investments LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 2,711,692; shared voting power 0; sole dispositive power 2,711,692; shared dispositive power 0; aggregate amount beneficially owned 2,711,692 (0.63% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: APi Group Corporation
Address of issuer's principal executive offices: 1100 Old Highway 8 NW, New Brighton, Minnesota (MN), 55112
Comment: This Amendment No. 9 (the "Amendment") amends the Statement on Schedule 13D, initially filed with the Securities and Exchange Commission (the "Commission") on April 29, 2020 (as amended by Amendment No. 1, filed on January 5, 2021, Amendment No. 2, filed on September 20, 2021, Amendment No. 3, filed on January 5, 2022, Amendment No. 4, filed on January 3, 2024, Amendment No. 5, filed on April 19, 2024, Amendment No. 6, filed on November 14, 2024, Amendment No. 7, filed on January 3, 2025 and Amendment No. 8, filed on November 5, 2025, the "Statement") with respect to the common stock, par value $0.0001 per share (the "Common Stock"), of APi Group Corporation, a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 1100 Old Highway 8 NW, New Brighton, MN 55112. Unless specifically amended hereby, the disclosure set forth in the Statement shall remain unchanged. Capitalized terms used but not otherwise defined in this Amendment shall have the meanings set forth in the Statement.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended by the addition of the following:

On December 31, 2025, the Issuer declared, and on January 2, 2026, Mariposa was issued, 15,212,810 shares of Common Stock by the Issuer (the "2025 Dividend Shares") as a dividend on its Series A Preferred Stock. Effective as of January 2, 2026, Mariposa distributed the 2025 Dividend Shares to its members pursuant to its governing documents, including 5,771,316 shares of Common Stock to MEF Holdings, 2,168,331 shares of Common Stock to Brimstone, and 2,893,117 shares of Common Stock to each of Ashken and Lillie, or their affiliated entities, for no consideration (the "2026 Distribution").

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Paragraphs (a) - (b) of the Statement are hereby amended and restated in their entirety as follows:

(a)-(b) As of the date hereof, Sir Martin beneficially owns 56,470,049 shares of Common Stock (which includes Series A Preferred Stock convertible into Common Stock within 60 days) consisting of

- sole power to vote, or to direct the vote and sole power to dispose, or to direct the disposition of, 33,588,798 shares of Common Stock (which includes 4,000,000 shares of Series A Preferred Stock convertible into 6,000,000 shares of Common Stock within 60 days) controlled or held, directly or indirectly, by one or more of the Franklin Reporting Persons; and

- sole power to vote, or to direct the vote, of 22,881,251 shares of Common Stock pursuant to the Proxy Agreement.

The shares beneficially owned by Sir Martin consist of (i) 24,740,106 shares of Common Stock held directly by MEF Holdings (or approximately 5.7%), (ii) 2,711,692 shares of Common Stock held directly by Brimstone (or approximately 0.63%), (iii) 4,000,000 shares of Series A Preferred Stock held by Mariposa that are convertible at any time at the option of the holder into 6,000,000 shares of Common Stock and 137,000 shares of Common Stock held directly by Mariposa (or approximately 1.4% in the aggregate), and (iv) 22,881,251 shares of Common Stock which Sir Martin has the sole power to vote pursuant to the Proxy Agreement (or approximately 5.3%). The percentages are calculated pursuant to Rule 13d-3(d) of the Exchange Act.

The information set forth in Item 4 of this Statement is incorporated herein by reference.
Number of shares as to which each person has sole or shared power to vote or dispose: See Item 5 (a).
Transactions in the class effected during the past sixty days: Paragraph (c) of the Statement is amended to add the following: Effective as of January 2, 2026, Mariposa transferred an aggregate of 79,978 shares of Common Stock to employees of an affiliate of Mariposa for services provided. Except as otherwise described herein (or previously described in the Statement), no other transactions were effected by the Reporting Persons in the past 60 days.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit D - Joint Filing Agreement among the Reporting Persons, dated January 3, 2025 (incorporated by reference to Exhibit D to the Statement filed by the Reporting Persons with respect to the Issuer on January 3, 2025).

Exhibit E - 2021 Proxy Agreement, dated January 5, 2021 (incorporated by reference to Exhibit E to the Statement filed by the Reporting Persons with respect to the Issuer on January 5, 2021).

## Signatures
- Sir Martin E. Franklin: /s/ Martin E. Franklin, Sir Martin E. Franklin (01/02/2026)
- Mariposa Acquisition IV, LLC: /s/ Martin E. Franklin, Sir Martin E. Franklin / Manager (01/02/2026)
- MEF Holdings, LLLP: /s/ Martin E. Franklin, MEF Holdings, LLC, its general partner By: Mariposa Capital, LLC, the manager of MEF Holdings, LLC; Name: Sir Martin E. Franklin Title: CEO (01/02/2026)
- Brimstone Investments LLC: /s/ Martin E. Franklin, Sir Martin E. Franklin / Manager (01/02/2026)